



12013422

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 29 2012

Washington DC
123

SEC FILE NUMBER
8 - 29533

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 thereunder

REPORT FOR THE PERIOD BEGINNING   **01/01/2011**   AND ENDING   **12/31/2011**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **H.D. Vest Investment Securities, Inc.**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

6333 North State Highway 161 – Suite 400

(No. and Street)

Irving   **Texas**   **75038**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel Bennett   **(972) 870-6041**

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name -- if individual, state last, first, middle name)

717 N. Harwood, Suite 3100	**Dallas**	**Texas**	**75201**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of
information contained in this form are not required to
respond unless the form displays a currently valid OMB
control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, <u>Joel Bennett</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of <u>H.D. Vest Investment Securities, Inc.</u>, as of <u>December 31, 2011</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

_____

_____

_____

_____
Signature

Financial Operation Principal
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

[X] (a) Facing Page.

[X] (b) Statement of Financial Condition.

[ ] (c) Statement of Income (Loss).

[ ] (d) Statement of Changes in Financial Condition.

[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

[ ] (g) Computation of Net Capital.

[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

[X] (l) An Oath or Affirmation.

[ ] (m) A copy of the SIPC Supplemental Report.

[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



H.D. VEST INVESTMENT SECURITIES, INC.

Statement of Financial Condition

December 31, 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

H.D. VEST INVESTMENT SECURITIES, INC.

Table of Contents



KPMG LLP
Suite 3100
717 North Harwood Street
Dallas, TX 75201-6585

Report of Independent Registered Public Accounting Firm

The Shareholder and Director
H.D. Vest Investment Securities, Inc.:

We have audited the accompanying statement of financial condition of H.D. Vest Investment Securities, Inc. (a Texas corporation and wholly owned subsidiary of H.D. Vest, Inc.) (the Company) as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of H.D. Vest Investment Securities, Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 28, 2012

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

H.D. VEST INVESTMENT SECURITIES, INC.

Statement of Financial Condition

December 31, 2011

Assets

Assets:		
Cash and cash equivalents	$	18,434,792
Cash required to be segregated under federal or other regulations		1,469,855
Commissions and accounts receivable		14,791,187
Deferred expenses		1,780,222
Other assets		641,345
Intangibles, net		68,426,392
Goodwill		56,240,006
Total assets	$	161,783,799

Liabilities and Shareholder's Investment

Liabilities:		
Commissions payable	$	10,769,140
Amounts due on clearing transactions		1,469,845
Payable to Parent, net		2,238,794
Deferred revenue		1,680,223
Other liabilities and accrued expenses		922,213
Deferred tax liability		23,964,392
Total liabilities		41,044,607
Shareholder's investment:		
Common stock, $0.032 par value. Authorized 900,000 shares; issued and outstanding 546,000 shares		17,472
Additional paid-in capital		108,223,838
Retained earnings		12,497,882
Total shareholder's investment		120,739,192
Total liabilities and shareholder's investment	$	161,783,799

See accompanying notes to financial statements.

2

H.D. VEST INVESTMENT SECURITIES, INC.

Notes to Statement of Financial Condition

December 31, 2011

(1) Organization and Summary of Significant Accounting Policies

(a) Organization and Business

H.D. Vest Investment Securities, Inc. (the Company), a wholly owned subsidiary of H.D. Vest, Inc. (the Parent), was incorporated in April 1983 as a Texas corporation. The Parent, in turn, was a wholly owned subsidiary of Wells Fargo & Company (WFC) until October 1, 2011, when the stock of the Parent was purchased from WFC by HDV Holdings, Inc (HDV) (the Transaction). The Company is a securities broker-dealer firm registered with the Securities and Exchange Commission (SEC) and securities regulatory commissions in all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, and the United States Virgin Islands. The Company is a member of the Financial Industry Regulatory Authority (FINRA), the Securities Industry and Financial Markets Association, and the Securities Investor Protection Corporation. The Company clears security transactions through First Clearing LLC (FCLLC), on a fully disclosed basis. Accordingly, the Company operates under the exemptive provisions of the SEC Rules 15c3-3(k)(2)(i) and 3(k)(2)(ii).

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

The Company has evaluated subsequent events from the statement of financial condition date through February 28, 2012, the date at which the financial statements were available to be issued, and determined there are no items to be disclosed.

(b) Cash and Cash Equivalents

Included in cash and cash equivalents are cash balances and highly liquid investments with an original maturity of three months or less.

(d) Cash Required to be Segregated Under Federal or Other Regulations

Cash of $1,469,855 is segregated in a special bank account for the exclusive benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

(e) Fair Values of Financial and Nonfinancial Instruments

The Company applies the provisions of FASB ASC 820, *Fair Value Measurements and Disclosures* (ASC 820), for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires the disclosure of the inputs used to develop the fair value of all nonfinancial assets and non financial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis.

ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that most observable inputs be used when available. Observable inputs are used by the market participants in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflects the Company's assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In instances where the determination of the fair value measurement is based on inputs from more than one level of the fair value hierarchy, the entire fair value measurement is classified based on the lowest level input that is significant to the fair value measurement in its entirety.

The hierarchy is measured in three levels based on the reliability of inputs:

- Level 1 – Valuations based on quoted prices in active markets for identical assets as of the reporting date.

- Level 2 – Valuations based on pricing inputs that are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date.

- Level 3 – Valuations derived from other valuation methodologies, including pricing models, discounted, cash flow models and similar techniques. Level 3 valuations incorporate certain assumptions and projections that are not observable in the market and significant professional judgment in determining the fair value assigned to such assets or liabilities.

The following information relates to estimated fair values of the Company's financial instruments as of December 31, 2011:

For cash and cash equivalents, cash required to be segregated under federal or other regulations, commissions and accounts receivables, deferred expenses, other assets, commissions payable, amounts due on clearing transactions, payable to Parent, deferred revenue, and other liabilities and accrued expenses, the carrying amounts approximate fair value because of the short maturity of these instruments.

(f) ***Income Taxes***

Up until the date of the Transaction, the Company is included in the consolidated federal income tax return of WFC. Subsequent to the Transaction, the Company is included in the consolidated federal income tax return of HDV. Federal income taxes are generally allocated to the Company as if it had filed a separate return. WFC and HDV also file combined state income tax returns in certain states. State income taxes are also allocated to the Company. The Company records its share of the consolidated tax liability in Payable to Parent, net.

The Company accounts for income taxes in accordance with ASC 740, *Accounting for Income Taxes*, resulting in two components of income tax expense: current and deferred. Current income tax expense approximates taxes to be paid or refunded for the current period and includes income tax expense related to the Company's uncertain tax positions, if any. The Company determines deferred income taxes using the balance sheet method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and recognizes enacted changes in tax rates and laws in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. A tax position that meets the "more likely

than not" recognition threshold is measured to determine the amount of benefit to recognize. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Interest and penalties are recognized as a component of income tax expense.

(g) *Amounts Due on Clearing Transactions*

The Company remits customer funds on certain clearing transactions on a settlement-date basis rather than on a trade-date basis. Under the settlement-date basis of the remittance, the Company holds customer funds from the trade date until the time at which the trades are cleared by the product sponsor (not to exceed three business days).

(h) *Use of Estimates*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(i) *Goodwill and Intangible Assets*

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is reviewed for impairment at least annually. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. The Company performs its annual impairment review at September 30, and when a triggering event occurs between annual impairment tests. No impairment loss was recorded in 2011. See note 5.

(Continued)

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (ratio of AI/NC), both as defined, shall not exceed 15-to-1. Minimum net capital cannot be less than $250,000 or 6⅔% of aggregate indebtedness, whichever is greater. At December 31, 2011, the Company had net capital, required net capital, excess net capital, and a ratio of AI/NC as follows:

Net capital	$ 11,853,486
Required net capital	1,138,681
Excess net capital	$ 10,714,805
Ratio of AI/NC	1.44 to 1

The Company is exempt from the provisions of SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Securities. Accordingly, the Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

(3) Related-Party Transactions

The Company has a facilities and services agreement with its Parent. The Parent pays substantially all costs of the Company other than commissions and, in turn, charges the Company a facilities and service fee. Per the agreement, expenses incurred by the Parent solely for the benefit of the Company are directly charged through the fee. Shared services incurred by the Parent are allocated to support entities through the fee based on a percentage of revenue. Included in the Payable to Parent, net on the accompanying statement of financial condition is $1,444,008 resulting from this fee.

The Company periodically advances funds to its Parent. Such advances are offset against facilities and service fees owed to the Parent.

(4) Litigation and Contingencies

In the normal course of business, there are various lawsuits, claims, and contingencies pending against the Company, including governmental and self-regulatory organization inquiries, investigations and proceedings. In accordance with ASC 450, *Contingencies,* the Company has established provisions for estimated losses from pending lawsuits, claims, investigations and proceedings. Although the ultimate outcome of the various matters cannot be ascertained at this point, it is the opinion of management, after consultation with counsel, that the resolution of the foregoing matters will not have a material adverse effect on the financial position of the Company, taken as a whole. Such resolution may, however, have a material effect on the results of operations or cash flows in any future period, depending on the level of income for such period.

(Continued)

H.D. VEST INVESTMENT SECURITIES, INC.

Notes to Statement of Financial Condition

December 31, 2011

(5) Goodwill

The Transaction was treated as a purchase, which generated goodwill and intangible assets that were allocated to the Company. The total amount of goodwill and intangible assets allocated to the Company as a result of the Transaction was $56,240,006 and $69,707,829, respectively. The Company made a non-cash distribution to Parent of $2,775,241 to adjust the goodwill existing prior to the Transaction to this new balance.

At December 31, 2011, the acquired intangible assets are as follows:

	Weighted average amortization period (years)	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortizing intangible assets:				
Advisor relationships	12	$ 26,258,578	547,054	25,711,524
Sponsor relationships	13	4,562,456	87,740	4,474,716
Proprietary software	8	7,461,658	233,177	7,228,481
Other assets	8	6,144,994	413,466	5,731,528
Total		44,427,686	1,281,437	43,146,249
Non amortizing intangible assets:				
Trade name / trademarks				25,280,143
Grand total				$ 68,426,392

(6) Income Taxes

Included in Payable to Parent, is a current tax liability of $2,025,262. The primary temporary difference that gives rise to the deferred tax liability relates to intangible assets created from the Transaction.

The Company does not have any uncertain tax positions at December 31, 2011.